12 October 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 5 October 2026 to 9 October 2026 it purchased through JP Morgan Securities plc a total of 738,220 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
05/10/2026	150,987	2565	2514	2541.6437
06/10/2026	149,122	2605	2552	2569.4958
07/10/2026	148,827	2618	2574	2594.6964
08/10/2026	146,275	2666	2580	2631.1932
09/10/2026	143,009	2725	2662	2701.1659

Following the settlement of the above transactions, RELX PLC holds 86,814,671 ordinary shares in treasury, and has 1,742,293,009 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 82,706,799 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/5978Y_1-2026-10-12.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66